MEDIANET GROUP TECHNOLOGIES, INC.
5200 Town Center Circle, Suite 601
Boca Raton, FL 33486
(561) 417-1500

December 6, 2011

VIA EDGAR

Mr. Andrew D. Mew, Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	MediaNet Group Technologies, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended September 30, 2010
Filed March 30, 2011
Current Report on Form 8-K
Filed March 2, 2011
Form 10-Q for the Quarterly Period Ended December 31, 2010
Filed March 30, 2011
Form 10-Q for the Quarterly Period Ended June 30, 2011
Filed August 15, 2011
File No. 000-49801

Dear Mr. Mew:

In accordance with my telephone conversation on November 14, 2011 with Donna Di Silvio and Scott Stringer, two members of the staff of the Division of Corporation Finance, and again on December 6, 2011 with Donna Di Silvio, we are supplementing our original response to the staff’s September 27, 2011 comment letter (the “Letter”) that was filed on November 16, 2011by providing you with our response to comment 23 in the Letter.

In response to Comment 23, we stated in our November 16, 2011 letter the following:

“The Company and its new auditors are evaluating the Company’s revenue recognition policy.  The Company expects to conclude such evaluation no later than November 25, 2011.”

The Company has concluded its evaluation and, as a result it has today filed Form 8-K indicating that the previously filed financial statements should not be relied upon as the result of an error in its revenue recognition policy. Our response to comment 23 below is in two parts: Part I is a description of the method used to recognize revenue as reported on Form 10-K for the fiscal year ended September 30, 2010 (the “Form 10-K”), and; Part II contains our proposed method of revenue recognition to be used to restate the financial statements for the fiscal year ended September 30, 2010 and to be used for the fiscal year ended September 30, 2011 and beyond.

For the staff’s reference, we have included comment 23 in this letter followed by our response.

Revenue Recognition, page F-12

23)
We note unused DubLi Credits remaining in deferred revenue after 12 months are recorded as revenues as if earned in accordance with your “breakage” policy.  Please clarify if you recognize estimated breakage in full immediately after 12 months, or on a straight-line basis over the breakage period or proportionally over the period of performance; please support the approach you utilize.  In doing so please provide us with evidence that demonstrates that the demand for future performance with respect to the estimated breakage recognized is remote after 12 months.  Include in your response the terms of the DubLi Credits when purchased including expiration dates, if any, and your historical statistical utilization rates from inception to date.

Response:

Part I. Description of the method used to recognize revenue as reported on Form 10-K for the fiscal year ended September 30, 2010.

The Company recognizes estimated breakage in the year of sale, based upon the policy governing DubLi Credits.  This policy is published on the Company’s website (www.DubLi.com) in Section 4 of the Terms and Conditions, and states as follows:

§ 4 Credit Purchase, Credit Account, Expiration of Credits

(1) In order to participate in DubLi auctions and use other services, the participant must purchase so-called Credits. Credits are the way to pay for online services (auctions) offered by DubLi, but not to pay for auction items. One Credit bought singly corresponds to the equivalent value of $ 0.80 (eighty cents). Credits may be purchased singly or in packages of between 10 and 500 Credits. The participant must purchase a balance of Credits before taking advantage of DubLi services. Each participant's current account balance will be displayed in their customer account area. Account balance statements are non-binding and do not in themselves justify entitlement to the use of DubLi online services at their equivalent value. Participant account balances are not transferable or refundable.

(2) Payment can be made by any of the payment methods offered (e.g. credit card, advance payment, PayPal). Participants do not have the right to the use of any payment method. An invoice for Credits is due immediately. In the case of an effective payment withdrawal (cancellation), the booked amount is refunded promptly by DubLi. Eventual fees incurred for returned direct debits are to be reimbursed by the participant when they are at fault. In the case of a return debit note, DubLi reserves the right to deny access to a user account until full payment of the invoice amount has been made.

(3) Credits expire 12 months from the date of purchase. Credit balances that are not used within the said 12 months period will be lost.

DubLi Credits are stored in individual User Accounts (“UA”) on DubLi.com and in Business Associate (“BA”) accounts on DubLinetwork.com.

Although the terms do provide for 12 - month expiration, the Company has no method of tracking expiration dates.  DubLi Credits are a homogenous pool much like coins in a bank.  The Company effectively controls sales, usage and balances, but cannot track the life of an individual DubLi Credit.  The result is that the Company cannot definitively determine expiration immediately after 12 months and instead must estimate its breakage for that expiration based upon actual annual usage rates as a percentage of sales. The Company recognizes that this method may not precisely measure the legal release date necessary to extinguish a liability but rather approximates that legal release in those cases where a Business Associate maintains an active subscription.  In that regard, the Company took note of the fact that alternatively, the SEC staff indicated that it will not object to revenue recognition prior to the expiration of the performance period provided both the following conditions exist:

1. Management can demonstrate that the likelihood of a demand for future performance is remote; and
2. There is objective reliable historical evidence supporting the estimate of breakage.

However, in the cases where Business Associates allowed their annual subscriptions to lapse with unused DubLi Credits remaining, we are able to determine the legal release date and the breakage associated with the remaining Credits.

As of September 30, 2010, and for the year then ended, management performed the following four tests in order to make its estimate:

Test 1.
To estimate breakage and unused and available Credits at September 30, 2010 the Company first eliminated all unused Credits owned by inactive BAs, and then for active BAs we set all unused DubLi Credits to "unavailable" status on DubLi Network.  For two months following September 30, 2010, activity was monitored and as the BAs logged into their accounts the Credits were again made “available” to them.  This was a test of activity to determine which BAs are actually participating in the system.  Management’s prior experience indicated that historically those BAs inactive for over a month did not return to the system.  Therefore, we concluded that if a BA did not return for two months, the likelihood of a demand for future performance is remote.  Ultimately, if the BA does not return within 12 months and pay the annual renewal fee, their account is closed and any remaining DubLi Credits deleted from the system. In performing this test, we saw that active BAs holding  38.6% of the DubLi Credits in the system logged back in during the subsequent two month period and that approximately 61.4% of the remaining DubLi Credits were owned by BA's who did not return to the system.  We further analyzed the Credits owned by active BA's who did return to the system and determined that returning BA’s owned DubLi Credits that were purchased in wholesale discount packages prior to September 30, 2009 in an amount equal to 9.6% of the total outstanding.  The combined result yielded a total breakage rate of 71.0% leaving the remaining 29.0% to represent active and unexpired DubLi Credits.  Breakage was not estimated for DubLi Credits held in UA accounts on DubLi.com because they have a much higher usage rate when held directly on the auction site, the only place where they are usable. DubLi Credits have no monetary value and are not refundable three days after purchase.  Credits held on the DubLi Network site must be resold or transferred to the DubLi.com site and are highly susceptible to breakage due to the high turnover of BA’s that is prevalent in and characteristic of the network marketing industry.  A first year attrition rate of 50% to 80% is common in the industry because most recruits do not have a customer base and are not willing to do the work necessary to establish one.

Test 2.

As a second test of breakage, we analyzed the total number of DubLi Credits sold during the year from both platforms, DubLi.com and DubLi Network and compared that to the total number of DubLi Credits actually spent at the auction site DubLi .com. This test resulted in a Breakage rate of 72.95% (25,105,807 sold and 6,790,736 used at auction)

Test 3.

We performed a historical trend analysis to examine actual usage rates from the inception of the business. That analysis of DubLi Credits purchased and used shown below did indicate a total historical breakage of 83.6% but with an increase in actual usage over each of the last three fiscal years.

	09/30/10	09/30/09	09/30/08	Total
Total sold	25,105,807	26,966,784	14,157,298	66,229,889
Total used	6,790,736	2,978,227	1,071,796	10,840,759
Usage rate	27.05%	11.04%	7.57%	16.37%
Breakage rate	73.0%	89.0%	92.4%	83.6%

Test 4.

We performed regression analysis, using the trending function that projected a breakage rate of 66% for the subsequent fiscal year. Because only three data points existed, the Company did not rely on this method but used it as a reasonableness check against the forgoing three tests and to aid in predicting the breakage percentage for the subsequent year. Based upon results obtained during the year ended September 30, 2011, the regression analysis proved to be quite accurate compared to the actual rate of 63.1%.

The summary results of the first three tests were as follows:

	Usage	Breakage
Test 1	29%	71%
Test 2	27%	73%
Test 3	16%	84%

Based upon the foregoing, the Company used a rate of 73% in making its accounting estimate of income recognition based upon “breakage”.  In doing so, we relied upon the following guidance:

According to CCH-ARM, “There are areas of revenue accounting, in which the use of breakage is allowed, as long as reasonable and reliable estimates can be made.  Companies that enter into a high volume of homogeneous transactions that include offers of discounts on future purchases may be able to make reliable estimates of breakage related to those offers. In these cases, it would likely be acceptable to use these estimates in the accounting for the offer.”

In a December 2002 speech, the SEC staff discussed breakage in situations where customers make a nonrefundable prepayment for services or goods that they ultimately do not demand. The SEC staff observed that ASC 405-20 requires either performance or legal release to extinguish a liability. Because a prepayment for future delivery of services or goods creates a liability, the application of ASC 405-20 would result in no income recognition until the end (or expiration) of the performance period for products or services paid for, but not demanded, by the customer. Alternatively, the SEC staff indicated that it will not object to revenue recognition prior to the expiration of the performance period provided both the following conditions exist:

1. Management can demonstrate that the likelihood of a demand for future performance is remote; and
2. There is objective reliable historical evidence supporting the estimate of breakage.

The SEC staff also indicated that: (a) it would be skeptical of an accounting model that results in immediate income for breakage, and (b) whether breakage represents revenue or a gain (i.e., other income) will depend on the facts and circumstances.

The SEC staff used gift card redemption as an example, noting that recognition of breakage (the percentage of gift cards that will not be redeemed) on sale of the gift card is unacceptable (the delivery criterion is not satisfied at the inception of the arrangement). Gift card breakage can be recognized as the vendor is released from its obligation (e.g., at redemption or expiration) or when redemption is deemed remote. Another method recognizes breakage in proportion to actual redemption. In order to use this method, the vendor needs objective and reliable estimates of (1) breakage and (2) the period of gift card redemption.  The SEC cited the following example:

“Limited Brands, Inc. Form 10-K—Fiscal Year Ended January 30, 2010

The Company brands sell gift cards with no expiration dates to customers. The Company does not charge administrative fees on unused gift cards. The Company recognizes income from gift cards when they are redeemed by the customer. In addition, the Company recognizes income on unredeemed gift cards when it can determine that the likelihood of the gift card being redeemed is remote and there is no legal obligation to remit the unredeemed gift cards to relevant jurisdictions (gift card breakage). The Company determines the gift card breakage rate based on historical redemption patterns. The Company accumulated enough historical data to determine the gift card breakage rate at Bath & Body Works during the fourth quarter of 2005 and Victoria’s Secret during the fourth quarter of 2007. Gift card breakage is included in Net Sales in the Consolidated Statements of Income.

During the fourth quarter of 2007, we recognized $48 million in pre-tax income related to the initial recognition of gift card breakage at Victoria’s Secret.”

In a December 5, 2005 speech by Pamela R Schlosser a member of the SEC staff, she again discussed breakage regarding sales of gift cards and provided the following example:

“In a recent registrant matter, the staff addressed breakage for gift cards sold to consumers. Based on historical redemption rates, the registrant determined that some percentage of gift cards sold, for example 10%, would go unredeemed. As a result, each time a gift card was sold, 10% of the value of the gift card was recorded as a credit to the income statement with the remaining 90% value being recorded as deferred revenue.

In this case, the staff objected to the immediate recognition of breakage as we did not believe the delivery criterion had been met. That is, the Company believed it was still required to perform under the gift card arrangement, just perhaps not for the full amount of value of the gift card sold. Since there has, as of yet, been no performance, we did not believe income recognition, in any amount, was appropriate, immediately upon the sale of the gift card.”

The gift card examples given by the SEC staff are useful but not directly on point because gift cards are not analogous to DubLi Credits.  Gift cards are not a homogenous pool; they have serial numbers and can be tracked, thus the SEC did not acquiesce to estimates.  As we discussed above, it is not possible to determine the expiration date of a DubLi credit and thus the Company took the approach of computing breakage based upon historical annual usage which yields the resulting inverse as breakage.  We used an annual rate in order to approximate the 12 - month life of the credit.  We did so in reliance upon SEC staff indicating that it will not object to revenue recognition prior to the expiration of the performance period provided both the following conditions exist: 1. Management can demonstrate that the likelihood of a demand for future performance is remote; and 2. there is objective reliable historical evidence supporting the estimate of breakage.

If DubLi Credits were traceable, the Company would have followed the gift card model in computing breakage and only recognized revenue as we were released from the obligation either at redemption or expiration.  The Company computes breakage for its other traceable products only at expiration and does not make estimates of breakage as in the example of our subsidiary BSP Rewards, Inc. which has a liability for “Rewards Points” with a two year expiration period. We can identify those lives and accordingly, we break the liability only after the two year expiration occurs.

In making its estimate of breakage for expired DubLi Credits the Company concluded that management is able to demonstrate that the likelihood of a demand for future performance is remote and that there is objective reliable historical evidence supporting the estimate of breakage as we demonstrated in the tests described above.

Part II. Description of the proposed method of revenue recognition to be used to restate the financial statements for the fiscal year ended September 30, 2010 and to be used for the fiscal year ended September 30, 2011 and beyond.

The Company proposes to revise its method of recognizing revenue from the sales of DubLi Credits.

Background:

DubLi Network Limited is a global network marketing Company that sells merchandise, predominantly consumer electronics and jewelry, to consumers through Internet-based auctions conducted under the trade name “DubLi.com.”  Our online auctions are conducted in Europe, North America, Australia and New Zealand and we have a large network of independent Business Associates that sell “Credits,” or the right to make a bid in one of our auctions (referred to herein as “Credit” or “DubLi Credits”).  These auctions are designed to offer consumers real savings on these goods.

The DubLi.com auctions are designed to provide consumers with the ability to obtain goods, such as computers, cameras, smart phones, and jewelry, at discounts to retail prices through a fun and convenient shopping portal.  These auctions offer only certain inventory (brand new, newest model, full warranty) from the world’s leading manufacturers, including Apple, Nikon, Cannon, Bose, Sony, Samsung, Tiffany & Co. and Tag Heuer, among many others. Beginning in late 2011, the Company switched its Xpress Auctions offerings from hard and soft goods to electronic gift cards redeemable in cash.  The Company continues to offer hard goods and soft goods on the Unique Bid Auction.

In order to participate in and make bids in any of the DubLi.com online auctions, consumers must purchase Credits.  Each Credit costs either US$0.80, AU$0.90 or 0.60€ depending on portal location and entitles the consumer to one bid in one auction (Unique Bid or Xpress) with a corresponding 0.20 price reduction regardless of currency in the Xpress auction, and an opportunity to place the lowest unique bid in the Unique Bid auction.  Discounts are available on the purchase of a substantial volume of Credits at one time.  Credits can be purchased directly from DubLi or from one of DubLi’s Business Associates.  Accordingly, we generate revenue from the DubLi.com auctions both on the sale of Credits and on the sale of products to the successful auction bidders.

DubLi has two types of auctions Xpress and Unique Bid which it operates on four separate platforms, one each for Europe, Australia and New Zealand, North America (United States, Mexico, Puerto Rico and Canada) and Worldwide also known as the Global Portal.

In an Xpress auctions, the product up for auction is displayed with a starting price, which is the lowest available retail price (the “Starting Price”). Each time a person makes a bid (which costs him or her one Credit), the Starting Price, or the price as reduced from the Starting Price, is decreased by either US$0.20, AU$0.20 or 0.20€ and the reduced price becomes visible to the person making a bid and to no other person.  The bidder can choose to purchase the item at the reduced price so shown or can opt to wait in the hopes that others will make bids and drive down the price.  The actual purchase price is always less than the Starting Price and is often a substantial discount to the Starting Price.

In a Unique Bid auction, the auction is scheduled with a definitive start and end time.  At any time prior to the auction end time, persons can make bids (one bid for one Credit) on the price at which they would purchase the product. Bids must be made in 0.20 increments in USD, AUD or Euro. The person who has placed the lowest unique bid (i.e. no other person has bid the same 0.20 incremental amount) is entitled to purchase the product at such bid price.

In both styles of auctions, there are generally a high number of bidders and most bidders place more than one bid.  Accordingly, between the sale of the product and Credits, DubLi often realizes more than the price which it paid for an item. Substantially all items sold by DubLi in the online auctions are purchased by DubLi on the open market at market price without any substantial discount. In the future DubLi may seek to work with wholesalers or retailers to purchase items for less than they can be purchased by the average customer.

Sales of DubLi Credits made up 81% of our revenue in 2010.  We charge $0.80 retail for each Dubli credit that is used to bid down the price of our products on both the Xpress and Unique Bid auctions.  The revenue earned from the usage of the Credits and the breakage from unused expired Credits permits us to sell products at greatly discounted prices. Breakage of expired Credits purchased in the prior year is a significant part of our revenue as we recognized an amount of breakage equal to 73% of the Credits sold in the current year.  All remaining unused Credits are categorized as a liability until used or expired.  In 2010, 97.5% of all DubLi Credits were sold to the Business Associates affiliated with our network marketing Company. The Business Associates purchase the DubLi Credits at an average discounted price of $0.63 enabling them to earn a $0.17 profit.  The remaining 2.5% were sold directly from the DubLi.com website at the $0.80 USD equivalent full retail price.

New name brand products sold from the auctions made up 11% of our revenue in 2010 and such sales are stated at the discounted price actually paid by the customer.

Credits are sold to consumers directly by DubLi, by its network of Business Associates, or through the Partner Program (described below).  As of September 30, 2011 approximately 98% of our Credit sales are made to our network of Business Associates and, accordingly, we are dependent on our Business Associates for a significant portion of our sales.  As of September 30, 2011, we had Business Associates located in over 70 countries.  Business associates are incentivized to locate and sponsor new Business Associates (“Downline Associates”) and establish their own sales organization.  Business Associates may not sell DubLi Credits to other Business Associates; they may only re-sell DubLi Credits from their accounts to non-Business Associate Users (retail customers).  As a result the Company pays commissions only once when it originates and sells new Credits to new BA’s sponsored by an existing BA.

Business associates can earn commissions on:

•
the sale of Credits by the subject Business Associate directly to retail consumers (“Affiliated Consumers”) who are signed up by such Business Associate (“Retail Commissions equal to the actual profit made by the BA on the sale of his DubLi Credits to the end User”);

•	the sale of Credits by down-line Associates sponsored by the subject Business Associate or such Business Associate’s down-line associates (“Organizational Commission”).
•	the sale of our Smart Shopper and V.I.P. Member subscriptions packages; and
•	a share in the commissions earned by the Company from customers who shop in our online Shopping Mall.

To earn Retail Commissions, a Business Associate must purchase Credits from DubLi and resell such Credits to its Affiliated Consumers.  Credits are sold to Business Associates by DubLi at the same price offered to retail consumers.  When an Affiliated Consumer places an order for Credits, the Credits are automatically deducted from the Business Associate’s account and transferred to the Affiliated Consumer’s account, and the Business Associate is eligible to earn Retail Commission.  If a Business Associate does not have sufficient Credits in his or her account to cover an order by an Affiliated Consumer, DubLi will supply the balance of Credits to fill the order, but the Business Associate will not be eligible to earn commissions on the Credits supplied by DubLi.  The amount of the Retail Commissions earned by a Business Associate varies from 5-25% based on the total Credits purchased by the Business Associate over a consecutive twelve-month period. In addition, a Business Associate may make a profit from the sale of a Credit by purchasing the Credits in bulk (packages containing 800 or 2,000 or 5,000 Credits) from the Company at wholesale and selling them to customers at the same price at which the Company sells the Credits to its customers.

To become a Business Associate, an applicant must register with DubLi by filling out an online Business Associate Application and Agreement and purchase an e-Biz kit for US$175.00, AU$210.00 or 140.00€. The e-Biz kit is the only purchase required to become a Business Associate.

Current Accounting Policy:

Revenue recognition and deferred revenue: Product Sales and Services - The Company recognizes revenue in accordance with Accounting Standards Codification subtopic 605-10, Revenue Recognition (“ASC 605-10”).  ASC 605-10 requires that four basic criteria be met before revenue can be recognized: (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred or services have been rendered; (iii) the selling price is fixed and determinable; and (iv), collectability is reasonably assured.  Determination of criteria (iii) and (iv) are based on management’s judgments regarding the fixed nature of the selling prices of the products delivered and the collectability of those amounts.  Provisions for discounts and rebates to customers, estimated returns and allowances, and other adjustments are provided for in the same period the related sales are recorded.  The Company defers any revenue that is subject to refund, and, for which the product has not been delivered or the service has not been rendered net of an estimated allowance for breakage. The Company revenue recognition policies for each of its products and services are as follows:

•	Goods and services sold at auction – Revenue is recognized after receipt of payment and product shipment net of credit card charge-backs and refunds.

•
“DubLi Credits” – Consumers bid on the Company’s online auctions by purchasing “DubLi Credits” either directly on DubLi.com or from DubLi’s independent Business Associates who are members of the DubLi Marketing Network. All proceeds from the sales of “DubLi Credits” are recorded as deferred revenue until used by the consumer in the bidding process and the related revenue is earned.   Purchases of DubLi Credits are non-refundable after three days.  In 2010 the Company recorded 73% of the current year sales of Dubli Credits as breakage (revenue as if earned). This amount represented management’s estimate of the remaining unused Dubli Credits that would never be used.  Management makes this estimated adjustment to reduce the deferred revenue liability and to increase revenue recognized based upon historical statistical utilization rates.

Direct cost of revenues and deferred expense: Included in Direct Cost of Revenues are the costs of goods sold and commissions and incentive bonuses earned by Business Associates on the sales of DubLi Credits. Commissions are based upon each Business Associate’s volume of Credit sales and that of other Business Associates who are sponsored by the subject Business Associate. Commissions are paid to Business Associates at the time of the sale of the Credits and are recognized as a deferred expense until the Credits are used or expire as breakage and then are charged to expense in direct proportion to the revenue then recognized.  Incentive bonuses are paid either monthly or quarterly and the related expense is recorded when the Business Associate meets the stated sales goal for each particular promotional event.

Proposed New Accounting Policy:

As described above, the Company sells each credit for $0.80 to its retail customers on DubLi.com. Such sales amount to about 2.5% of DubLi Credits.  For these customers, the only value is the ability to bid on the auctions and reduce the purchase price by $0.20.  For these retail sales, the Company will defer the entire unearned revenue of $0.80 until the credit is used or expires.

Also as described above, the Company sells 97.5% or most of the DubLi Credits wholesale to its Business Associates at an average wholesale price of $0.62.  In this case, the Company is delivering inventory to its wholesaler, a BA, and it is paying commissions to that BA’s up-line at the time of sale.  This is an essential distinction because the Company must sell a product to the Business Associate in order to comply with laws and regulations governing network marketing.  At the point of sale, the Company has completed the earnings process by delivering the inventory and paying the related commissions.  The BA owns the property with no right of refund and he is free to re-sell, gift, grant or use the Credits.  The Company’s remaining obligation is to allow the use of the credit at auction and to reduce the bid item’s price by $0.20.  For these wholesale sales, the Company will defer the remaining unearned revenue of $0.20 until the credit is used or expires.

For wholesale sales to BA’s, the Company plans to recognize revenue on the delivered portion (average unit price of $0.42) at the time of sale because each of the ASC 605-10 criteria is met:

(i) persuasive evidence of an arrangement exists	Contract Terms and Conditions are electronically signed by each customer
(ii) delivery has occurred or services have been rendered	Delivery is made to the BAs account or to the User’s Account immediately upon sale with a 3 day right of rescission required by Credit Card Processors
(iii) the selling price is fixed and determinable	Retail Price is fixed at $0.80; wholesale prices are fixed based on volume discounts
(iv) collectability is reasonably assured	Payment is made at the sale with delivery. All payments are electronic and non-refundable after 3 days. Refunds and chargebacks average 1%.

We believe the forgoing provides an accurate matching of revenue and expense because the related direct and incremental direct costs are paid and recognized in the period of sale.  The largest direct cost is the BA commission that is paid monthly.

The Company plans to defer the $0.20 bid portion of the sales price as deferred revenue until each credit is used or expires. Presently, the Company estimates breakage based on historical usage, but as part of this change it will also change its breakage recognition to an event driven breakage method.  For 2010 and 2011, the breakage event will be the date that a BA account closes for non-renewal whereby all unused Credits in his account are rendered inaccessible.  During 2012, the Company is building a new electronic platform which will include a “smart” DubLi credit with a unique identifier and an internal expiration date that will remove the credit from the system and automatically record the expiration as breakage.

The Company believes that at usage or expiration, each of the above four criteria is met for the remaining $0.20 value that the customer receives; specifically, the right to bid at auction and to simultaneously reduce the price for the bid item by $0.20.

We believe the forgoing provides an accurate matching of revenue and expense because the related direct and incremental direct costs are paid and recognized during the period of usage.  The largest direct cost is the cost of the auction item that is paid and recognized when the auction is won and delivered to the customer.  Because all auction sales are for an amount that is below cost (reverse auction), the actual sales price of the auction item is its selling price plus each of the 0.20 bids that were placed for that item.  Example: a $100 gift card sold and delivered for $95 after 50 bids of $0.20 each has a real selling price of $105.00.

Direct cost of revenues and deferred expense: Included in Direct Cost of Revenues are the costs of goods sold and commissions and incentive bonuses earned by Business Associates on the sales of DubLi Credits. Commissions are based upon each Business Associate’s volume of Credit sales and that of other Business Associates who are sponsored by the subject Business Associate. Commissions are paid to Business Associates at the time of the sale of the Credits and are recognized as a deferred expense until the Credits are used or expire as breakage and then are charged to expense in direct proportion to the revenue then recognized.  Incentive bonuses are paid either monthly or quarterly and the related expense is recorded when the Business Associate meets the stated sales goal for each particular promotional event.

The Company intends to revise its deferred expense policy to include only the direct selling expense associated with commissions and exclude other incremental direct costs that were previously capitalized.  The direct expense capitalized will be proportionate to the revenue deferred.  For example if the average selling price of a DubLi Credit after all discounts is $0.63 with $0.20 (31.7%) deferred and $0.43 (68.3%) recognized as earned, then 31.7% of the related commission will be deferred until revenue recognition occurs.

*      *      *      *      *

If you require any additional information, kindly contact our United States legal counsel, Leslie J. Croland with Edwards Wildman Palmer LLP at (561) 833-7700.

Sincerely,

Mark L. Mroczkowski
Chief Financial Officer

Cc:	Catherine T. Brown, Staff Attorney
Leslie J. Croland, P.A.